================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 10-K

      FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(D) OF

                           THE SECURITIES ACT OF 1934
                                -----------------

                            SPECIAL FINANCIAL REPORT

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                     For fiscal year ended December 31, 2002

                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                   For the transition period from       to     .

                          Commission File No. 333-75818

                          Hanover Equipment Trust 2001B

             (Exact name of registrant as specified in its charter)

        Delaware                                             51-6523442

     (State or other                                      (I.R.S. Employer
     jurisdiction of                                  Identification Numbers)
    incorporation or
      organization)

                          c/o Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                              Wilmington, Delaware                   19890
                     (Address of Principal Executive Offices)      (Zip Code)

                                (302) 651-1000
              (Registrant's telephone number, including area code)

        Securities Registered Pursuant of Section 12(b) of the Act: NONE


        Securities Registered Pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months ( or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ____ No X
                                                     ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X
          ---

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ___ No X
                                               ---

As of June 28, 2002, no common equity securities of Hanover Equipment Trust 2001B (the "Registrant") were held by non-affiliates of the Registrant. The Registrant is a special purpose Delaware business trust and its sole equity certificate holder is General Electric Capital Corporation.

The Registrant is filing this report on Form 10-K as a special financial report pursuant to Rule 15d-2 promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). The Registrant's previously filed registration statement on Form S-4 (Registration No. 333-75818) was declared effective by the Securities and Exchange Commission on February 11, 2003 and did not contain certified financial statements for the Registrant's fiscal year ended December 31, 2002. In accordance with Rule 15d-2 under the Exchange Act, this special financial report is filed under cover of Form 10-K and contains only certified financial statements for the Registrant's fiscal year ended December 31, 2002.

                    Documents Incorporated by Reference: NONE

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report are forward-looking statements. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "believes," "anticipated," "expects," "estimates," or words of similar import, although some forward-looking statements are expressed differently. Statements that describe future plans, objectives or goals of Hanover Equipment Trust 2001B (the "Registrant", "Trust", "we", "us" or "our") are also forward looking statements. You should consider these statements carefully because they describe our expectations and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other "forward-looking" information based on currently available information. These forward-looking statements are subject to certain risks and uncertainties applicable to the Trust. These forward-looking statements are also subject to certain risks and uncertainties applicable to Hanover Compression Limited Partnership ("HCLP"), to which we lease all of the equipment owned by the Trust, and Hanover Compressor Company ("Hanover") the ultimate parent company of HCLP from which (along with HCLP) we look to for all of the Trust's revenue. All of these risks and uncertainties could cause actual results to differ materially from those anticipated as of the date of this report. The risks and uncertainties related to Hanover's and HCLP's businesses, as may be described in Hanover's annual report on Form 10-K for the year ended December 31, 2002, and in subsequent filings by Hanover and HCLP with the SEC, could cause our actual results to differ from those described in, or otherwise projected or implied by, the forward-looking statements set forth herein. The risks and uncertainties include:

     o competition among the various providers of contract compression services;

     o reduced profit resulting from pricing pressure in Hanover's and HCLP's businesses;

     o    the introduction of competing technologies by other companies;

     o a prolonged, substantial reduction in oil and gas prices which would cause a decline in the demand for HCLP's compression and oil and gas production equipment;

     o new governmental safety, health and environmental regulations which could require Hanover and HCLP to make significant capital expenditures;

     o    currency fluctuations and changes in interest rates;

     o changes in economic or political conditions in the countries in which HCLP does business;

     o adverse results in litigation or regulatory proceedings to which Hanover is a party;

     o inability of Hanover or HCLP to comply with loan and lease covenants applicable to them;

     o increases in Hanover's and HCLP's senior indebtedness, and increases in any indebtedness and other liabilities of Hanover's and HCLP's respective subsidiaries, which in each such case are senior to the obligations of Hanover and HCLP under the guarantees;

     o    adverse changes in Hanover's credit rating;

     o legislative changes in the various countries in which Hanover and/or HCLP do business;

     o the current or future value of the equipment may be less than the appraised value, and the proceeds realized upon the exercise of remedies may not be sufficient to satisfy in full amounts owing on the notes; and

     o changes in federal bankruptcy or tax law, comparable state laws or accounting principles.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. The forward-looking statements included herein are only made as of the date of this report, and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

GENERAL

The assets and source of revenue available to repay the notes and satisfy the claims of holders of the notes are limited, as the Trust has no assets other than its interests in the equipment leased to HCLP, and no source of revenue other than the payments under the Lease and the Hanover and HCLP guarantees. The notes are obligations of the Trust only, and are not obligations of Hanover, HCLP or the Trustee. The Trust has no officers, directors or employees. The Trustee relies on receiving accurate information, reports and other representations from Hanover and HCLP in the ordinary course of its duties as Trustee. Hanover and HCLP have represented to the Trustee that they believe that the market value of the equipment at the end of the lease will exceed the guaranteed residual values. Hanover's and HCLP's belief is based on the appraisal and took into account HCLP's predictive and preventive maintenance programs, routine overhaul practices and Hanover's and HCLP's assessment of the expected demand for compression equipment in the future. The future value of the equipment is subject to risks and uncertainties, including the cautionary statements contained or referred to in this section. For information about Hanover and HCLP, the holders of the notes are directed to Hanover's and HCLP's Annual Report on Form 10-K and other reports and information that Hanover or HCLP has filed, or will file, with the SEC under the Securities Exchange Act of 1934. In executing and submitting this report on behalf of the Trust and with respect to David A. Vanaskey, Jr. in executing the Certifications relating to this report, the Trustee and David A. Vanaskey, Jr. have relied upon the accuracy of such reports, information and representations of Hanover and HCLP.

                                     PART II

Item 8. Financial Statements and Supplementary Data

This annual report on Form 10-K for the fiscal year ended December 31, 2002, is being filed pursuant to Rule 15d-2 promulgated under the Securities Exchange Act of 1934, as amended, and contains only certified financial statements as required by Rule 15d-2. Rule 15d-2 provides generally that, if a registrant files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the registrant's last full fiscal year (or the life of the registrant if less than a full fiscal year) preceding the fiscal year in which the registration statement became effective, then the registrant shall, within 90 days of the effective date of the registration statement, file a special report furnishing certified financial statements for such last fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of the registrant. Rule 15d-2 further provides that such special financial report is to be filed under cover of the facing sheet of the form appropriate for the annual report of the registrant. The Registration Statement on Form S-4 (Registration No. 333-75818) filed with the Securities and Exchange Commission by the Registrant which was declared effective on February 11, 2003 did not contain certified financial statements for the year ended December 31, 2002, the Registrant's last full fiscal year preceding the fiscal year in which the Registration Statement became effective. Therefore, as required by Rule 15d-2, certified financial statements for the Registrant's fiscal year ended December 31, 2002, are filed herewith under cover of the facing page of an Annual Report on Form 10-K.

                                     PART IV

ITEM 16. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

   (a) The following documents are filed as part of this report:

       1. Financial Statements.

          Report of Independent Accountants
          Balance Sheet
          Statement of Income
          Statement of Cash Flows
          Statement of Certificate Holder's Equity

   (b) Reports on Form 8-K: None


   (c) Exhibits:

Exhibit Number                    Description
-------------                     -----------

    99.1 Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

All other schedules and exhibits are omitted because they are either not applicable or not required by this filing.

       SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORT FILED PURSUANT TO
       SECTION 15(D) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT

The Registrant has not sent to security holders any annual report covering the Registrant's last fiscal year or any proxy statements, form of proxy or other proxy material with respect to any annual or special meeting of security holders.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2003

                                       Hanover Equipment Trust 2001B
                                        By: Wilmington Trust Company, not in its
                                       individual capacity but solely as Trustee
                                       for the Hanover Equipment Trust 2001B

                                       /s/ David A. Vanaskey, Jr.
                                       ------------------------------
                                       Name:  David A. Vanaskey, Jr.
                                       Title: Vice President

Note: Because the Registrant is a trust without officers, directors or employees, only the signature of an officer of the trustee of the registrant is available and has been provided.

                                  Certification

I, David A. Vanaskey, Jr., certify that:

     1. I have reviewed this annual report on Form 10-K of Hanover Equipment Trust 2001B;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared; and

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report.

     5. I have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: May 19, 2003

                                 /s/ David A. Vanaskey, Jr.
                                 _______________________________________________
                                 Name: David A. Vanaskey, Jr.
                                 Title: Vice President, Wilmington Trust Company

                        Report of Independent Accountants

To Management and the Equity Certificate Holder of
Hanover Equipment Trust 2001B:

     In our opinion, the accompanying balance sheet and the related statements of income, of certificate holder's equity and of cash flows present fairly, in all material respects, the financial position of Hanover Equipment Trust 2001B at December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002 and the period from August 16, 2001 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 26, 2003

                          HANOVER EQUIPMENT TRUST 2001B

                                  BALANCE SHEET
                                 (in thousands)

                            ASSETS

                                                                                  December 31,
                                                                           -------------------------
                                                                               2002         2001
                                                                           ------------ ------------
Current assets:
   Cash and cash equivalents .............................................   $     --     $     --
   Accounts receivable -- rents ..........................................      8,596        7,852
                                                                             --------     --------
              Total current assets .......................................      8,596        7,852
Rental equipment .........................................................    257,750      257,750
                                                                             --------     --------
              Total assets ...............................................   $266,346     $265,602
                                                                             ========     ========

          LIABILITIES AND CERTIFICATE HOLDER'S EQUITY
Current liabilities:
   Accrued liabilities ...................................................   $    157     $    210
   Interest payable ......................................................      8,176        7,352
   Equity certificate yield payable ......................................        263          290
                                                                             --------     --------
              Total current liabilities ..................................      8,596        7,852
Notes payable ............................................................    250,000      250,000
                                                                             --------     --------
              Total liabilities ..........................................    258,596      257,852
                                                                             --------     --------

Commitments and contingencies (Note 5)
Certificate holder's equity:
   Equity certificates ...................................................      7,750        7,750
   Trust earnings (deficit) ..............................................         --           --
                                                                             --------     --------
     Certificate holder's equity .........................................      7,750        7,750
                                                                             --------     --------
              Total liabilities and certificate holder's equity ..........   $266,346     $265,602
                                                                             ========     ========

   The accompanying notes are an integral part of these financial statements.

                          HANOVER EQUIPMENT TRUST 2001B

                               STATEMENT OF INCOME
                                 (in thousands)

                                                                                               For the Period
                                                                                                    from
                                                                                For the        August 16, 2001
                                                                               Year Ended      (Inception) to
                                                                           December 31, 2002  December 31, 2001
                                                                           ------------------ -----------------
Rental revenue ...........................................................       $25,603           $ 7,911
Interest expense on rental equipment .....................................        24,186             7,352
                                                                                 -------           -------
   Excess rental revenue over interest expense on rental equipment .......         1,417               559
Operating expense ........................................................           623               269
                                                                                 -------           -------
Net income ...............................................................       $   794           $   290
                                                                                 =======           =======

   The accompanying notes are an integral part of these financial statements.

                         HANOVER EQUIPMENT TRUST 2001B

                            STATEMENT OF CASH FLOWS
                                (in thousands)

                                                                                                   For the Period
                                                                                                        from
                                                                                     For The       August 16, 2001
                                                                                   Year Ended      (Inception) to
                                                                               December 31, 2002  December 31, 2001
                                                                               ------------------ -----------------
Cash flows from operating activities:
   Net income ...............................................................       $     794         $     290
       Changes in assets and liabilities
          Accounts receivable -- rents ......................................            (744)           (7,852)
          Interest payable ..................................................             824             7,352
          Accrued liabilities ...............................................             (53)              210
                                                                                    ---------         ---------
              Net cash provided by operating activities .....................             821                --
                                                                                    ---------         ---------
Cash flows from investing activities:
   Purchase of rental equipment .............................................              --          (257,750)
                                                                                    ---------         ---------
              Net cash used in investing activities .........................              --          (257,750)
                                                                                    ---------         ---------
Cash flows from financing activities:
   Issuance of senior secured notes .........................................              --           250,000
   Issuance of equity certificates ..........................................              --             7,750
   Equity certificates yield paid ...........................................            (821)               --
                                                                                    ---------         ---------
              Net cash provided by (used in) financing activities ...........            (821)          257,750
                                                                                    ---------         ---------
Net increase (decrease) in cash and cash equivalents ........................              --                --
Cash and cash equivalents at beginning of period ............................              --                --
                                                                                    ---------         ---------
Cash and cash equivalents at end of period ..................................       $      --         $      --
                                                                                    =========         =========
Supplemental disclosure of cash flow information:
       Interest paid ........................................................       $  23,362         $      --

   The accompanying notes are an integral part of these financial statements.

                          HANOVER EQUIPMENT TRUST 2001B

                    STATEMENT OF CERTIFICATE HOLDER'S EQUITY
                                 (in thousands)

Equity certificates
Balance at inception .................................................  $   --
Issuance of equity certificates ......................................   7,750
                                                                        ------
Balance at December 31, 2001 and 2002 ................................  $7,750
                                                                        ======
Trust earnings
Balance at inception .................................................  $   --
Net income ...........................................................     290
Equity certificates yield ............................................    (290)
                                                                        ------
Balance at December 31, 2001 .........................................      --
Net income ...........................................................     794
Equity certificates yield ............................................    (794)
                                                                        ------
Balance at December 31, 2002 .........................................  $   --
                                                                        ======

   The accompanying notes are an integral part of these financial statements.

                          HANOVER EQUIPMENT TRUST 2001B

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

1.  The Trust, Business and Significant Accounting Policies

   Hanover Equipment Trust 2001B (the "Trust") is a Delaware special purpose business trust which was formed in August 2001. The Trust was formed solely to:
(1) issue the 2011 senior secured notes (see Note 2), (2) execute, deliver and perform the operating agreements to which it is a party, and (3) use the proceeds of the Notes and the related equity certificates to purchase approximately $257.8 million of gas compression equipment from Hanover Compression Limited Partnership ("HCLP") and certain of its subsidiaries. The equity funding, issuance of the Notes and equipment purchase occurred on August 30, 2001. The Trust leased its gas compression equipment back to HCLP under a ten-year operating lease (the "Lease") (see Note 4). In addition to rental payments, HCLP is obligated to pay supplemental rent, costs, taxes, indemnities, and other amounts owing under the operating lease. HCLP paid the underwriting, legal, accounting and other costs of the transactions for the Trust. On December 21 2001, the Trust filed a registration statement on Form S-4 offering to exchange its registered 8.75% senior secured notes due 2011 (the "new notes" or the "notes") for all of its outstanding 8.75% senior secured notes due 2011 (the "old notes" or the "Notes"). The exchange offer provided that holders of the old notes will receive $1,000 principal amount of applicable new notes for each $1,000 principal amount of old notes exchanged. The terms of the new notes are identical to the terms of the applicable old notes except that the new notes are freely transferable under the Securities Act of 1933 and do not have any exchange or registration rights. In March 2003, the exchange offer was completed and all of the old notes were exchanged for new notes. Because the date of the financial statements related to periods prior to the exchange, when we refer to the "Notes" in these notes to financial statements we are referring to the old notes, unless otherwise indicated.

Use of Estimates in the Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes that the estimates are reasonable.

Cash and Cash Equivalents

   The Trust considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

   Revenue from compression equipment rentals is recorded when earned over the period of the ten-year operating lease which began on August 30, 2001. Rental revenues are based on the current rental rates and estimated supplemental rent payable by HCLP under the Lease (see Note 4).

Concentrations of Credit Risk

   Financial instruments that potentially subject the Trust to concentrations of credit risk consist of cash, cash equivalents and accounts receivable. The Trust's management believes that the credit risk in temporary cash investments that it has with financial institutions is minimal. Trade accounts receivable are due from HCLP, are due on a short-term basis and are guaranteed by Hanover Compressor Company. The Trust does not obtain collateral for receivables.

                          HANOVER EQUIPMENT TRUST 2001B

The recorded assets, obligations and operations of the Trust could be adversely affected if the Trust's relationship with and/or the financial position of HCLP is adversely affected.

Rental Equipment

   Rental equipment consists of domestic gas compression equipment and is recorded at cost. At the time of the initial sale of the old notes, an independent appraisal firm prepared an appraisal of the rental equipment as of August 16, 2001 and as of the end of the Lease term. Due to the terms of the Lease (see Note 4) and based solely on the above-described appraisal, management of the Trust believes that the Trust will recover the original cost of the equipment at the end of the Lease. As such, the Trust is not depreciating the rental equipment.

Long-Lived Assets

   The Trust reviews for the impairment of long-lived assets, including rental equipment and the Trust's interest in the residual value of the equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair market value.

Income Taxes

   No provision has been made for federal or state income taxes because the parties will treat the Trust as a financing vehicle for income tax purposes. The Trust is not a business trust for tax purposes. To the extent the Trust is not considered a mere financing vehicle, then solely for income and franchise tax purposes, the Trust would be treated as a grantor trust. Each certificate holder will include in its gross income such certificate holder's share of the Trust's net income.

2.  Notes Payable

   Notes payable at December 31, 2002 and 2001 consisted of the following (in thousands):

Senior Secured Notes--fixed rate of 8.75% due September 1, 2011, interest payable semi-
  annually on March 1 and September 1 ................................................  $250,000

   The Notes are obligations of the Trust and are collateralized by all of the equipment, rents and supplemental rents covered by the Lease (see Note 4). In addition, the Trust's obligations under the Notes are jointly and severally guaranteed, unconditionally and on a senior subordinated basis, by Hanover Compressor Company ("Hanover"), the ultimate parent company of HCLP, and HCLP for an amount up to 70.0% of the aggregate principal balance of Notes outstanding, which is equal to the final rent payment under the Lease. If there is an event of default under the Lease, Hanover and HCLP guarantee, jointly and severally, on a senior subordinated basis, all of the Trust's obligations under the Notes. Hanover unconditionally guarantees on a senior subordinated basis all of HCLP's obligations under the Lease. The obligations of HCLP under the Lease are subordinated in right of payment to all existing and future senior indebtedness of HCLP. The obligations of Hanover and HCLP under the guarantee are subordinated in right of payment to all existing and future senior indebtedness of such guarantor. Each guarantee ranks equally in right of payment with all senior subordinated debt and senior to all subordinated debt of such guarantor. The fair market value of the Notes was approximately $241 million and $259 million at December 31, 2002 and 2001, respectively.

                          HANOVER EQUIPMENT TRUST 2001B

In December 2001, HCLP and its subsidiaries completed various internal restructuring transactions pursuant to which all of the domestic subsidiaries of HCLP that were guarantors of the Notes have been merged, directly or indirectly, with and into HCLP.

   All payments that are received by the Trust under the Lease or guarantee will be applied first to the amounts due under the Notes. The payment of principal, premium (if any) and interest on the Notes will be senior in right of payment to the payment in full of amounts due under the equity certificates.

   Prior to September 1, 2004, if Hanover raises proceeds from one or more bona fide underwritten sales to the public of Hanover's common stock and Hanover causes HCLP to repurchase equipment from the Trust, the Trust is required to apply the proceeds it receives to redeem up to 35% of the Notes at a redemption price of 108.75% of the principal amount thereof. Otherwise, the Trust does not have the right to redeem the Notes until September 1, 2006. On and after September 1, 2006, the Trust may redeem the Notes, in whole or in part, if the Trust pays the redemption prices indicated below:

                                                          Percentage
                                                          ----------

             After Sept 1, 2006  ...................       104.375%
             After Sept 1, 2007 ....................       102.917%
             After Sept 1, 2008 ....................       101.458%
             After Sept 1, 2009 ....................       100.000%

   The Trust is not affiliated with Hanover or HCLP. The indenture and participation agreement governing the Notes contains covenants that restrict the Trust's ability to, among other things: incur liens, incur additional indebtedness, enter any other transactions, make investments, liquidate, and engage in non-related lines of business. In addition, the indenture and participation agreement governing the Notes contains covenants that limit Hanover and HCLP to engage in certain activities and transactions.

   As of December 31, 2002, the date of these financial statements, the Notes had not been registered under the Securities Act of 1933 or any state securities laws. The Notes were subject to restrictions on transferability and resale. However, the Trust has agreed to use its reasonable best efforts to register notes with the Securities and Exchange Commission that have substantially identical terms as the Notes issued by the Trust in August 2001 and to offer to exchange the registered freely exchangeable notes for the Notes. In December 2001 the Trust filed a registration statement on Form S-4 offering to exchange its registered 8.75% senior secured notes due 2011 for all of its outstanding Notes. The terms of the new notes are identical to the terms of the Notes except that the new notes are freely transferable under the Securities Act and do not have any exchange or registration rights. In March 2003, the exchange offer was completed and all of the Notes were exchanged for new notes.

3.  Equity Certificates

   The Trust raised approximately $7.75 million from equity certificates issued during the period from August 16, 2001 (inception) through December 31, 2001. The Trust's equity certificates were issued to General Electric Capital Corporation ("GE Capital"). The original certificate holder assigned its interest to GE Capital and was repaid its capital contribution of $1 in August 2001. Equity certificate holders may receive return of capital payments for their equity investment in the Trust, after full payment of the Notes. The Trust will make a quarterly payment (on the first day of March, June, September, and December; the first payment was made on March 1, 2002) to equity certificate holders equal to the certificate holder yield rate (9.69% and 10.2% as of December 31, 2002 and 2001, respectively) multiplied by the aggregate outstanding certificate holder contributions. As of December 31, 2002 and 2001,

                          HANOVER EQUIPMENT TRUST 2001B
approximately $263,000 and $290,000, respectively, was payable to the certificate holder. Equity certificate capital repayment may be made from the proceeds from sale of equipment to HCLP or, on the expiration date or earlier termination of the lease, from the proceeds from the final rent payment and the sale of equipment (see Note 4 to Notes to the Financial Statements in Item 16 of this report of Form 10-K).

4.  Lease Transaction

   The Trust's equipment is rented to HCLP under a ten-year operating lease with the basic rent payments equal to the interest payable on the Notes and the yield payable to the equity certificate holder. In addition, HCLP will also pay supplemental rent in respect of all amounts which HCLP is obligated to pay, other than basic rent, under the Lease and participation agreement, including, but not limited to, operating costs of the Trust such as audit fees, legal fees, general administrative fees, certain taxes and indemnities.

   The minimum rental payments to be received by the Trust under the Lease are estimated using interest rates and rental equipment balances applicable as of December 31, 2002, as follows (in thousands):

          Period ending December 31:

          2003 ..........................................    $ 22,665
          2004 ..........................................      22,665
          2005 ..........................................      22,665
          2006 ..........................................      22,665
          2007 ..........................................      22,665
          Thereafter ....................................      83,102
                                                             --------
                                                             $196,427
                                                             ========

   Prior to the stated maturity, HCLP may be required to purchase or shall have the option to purchase the equipment and terminate the Lease under certain conditions and after making the required payments as detailed in the Lease. Twelve months prior to the end of the lease term, HCLP may (a) elect to purchase all of the equipment on the maturity date of the Notes, for an amount sufficient to repay the Notes, equity certificates and any other amounts owed under the Lease in full or (b) begin selling the equipment on behalf of the Trust. Upon the expiration of the lease term, if HCLP has elected to sell the equipment on behalf of the Trust, HCLP is required to pay the Trust a final rent payment (the "Final Rent Payment") of approximately $175 million as determined by and subject to limitations and adjustments as detailed in the Lease. The proceeds from the sale of equipment together with the Final Rent Payment will be applied to repay all amounts payable under the Notes. Any remaining proceeds will first be used to repay the unrecovered amount of the equity certificates and any excess will then be returned to HCLP. If the sale proceeds from the equipment together with the Final Rent Payment are less than the amount necessary to repay the Notes, HCLP will be liable for an assessment of additional rent with respect to excess wear and tear of such equipment as determined by an independent appraisal process and subject to limitations detailed in the Lease. The future minimum rental schedule above includes the future amounts HCLP is required to pay under the Lease exclusive of any Final Rent Payment or purchase option payment.

5.  Commitments and Contingencies

     In the ordinary course of business the Trust may be involved in various pending or threatened legal actions. The Trust is not currently involved in any material litigation or proceeding and is not aware of any such litigation or proceeding threatened against it. The Trust has no commitments or contingent liabilities which, in the judgment of the Trustee, would result in losses that would materially affect the Trust's financial position, operating results or cash flows.

                          HANOVER EQUIPMENT TRUST 2001B

6.  New Accounting Standards

   In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. SFAS 143 establishes the accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. This statement is effective for the Trust beginning January 1, 2003. The Trust does not believe the adoption of SFAS 143 will have a material effect on its financial statements.

   In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses significant issues relating to the implementation of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement was effective for the Trust beginning January 1, 2002. The adoption of SFAS 144 did not have a material effect on the Trust's financial statements.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The Statement updates, clarifies and simplifies existing accounting pronouncements. Provisions of SFAS 145 related to the rescission of Statement 4 are effective for the Trust on January 1, 2003. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The Trust has adopted the provisions of the new standard related to SFAS 13, which had no material effect on the trust's financial statements.

   In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Trust does not believe the adoption of FIN 45 will have a material effect on its financial statements.

   In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The Trust does not believe the adoption of FIN 46 will have a material effect on its financial statements.

                          HANOVER EQUIPMENT TRUST 2001B

7.  Registration Statement

    In February 2003 the Trust completed a registered offering pursuant to a registration statement on Form S-4 to exchange its 8.75% senior secured notes due 2011 for all of its outstanding Notes. The terms of the new notes are identical to the terms of the Notes except that the new notes are freely transferable under the Securities Act and do not have any exchange or registration rights. Because the exchange offer was not completed within the specified time frame, the Trust received additional rent in the amount of approximately $48,000 per week and was required to pay this amount as additional interest to the holders of the Notes. The additional rental income and interest expense began accruing on January 28, 2002 and ended when the exchange offer was completed. Through December 31, 2002, the Trust had recognized approximately $2,311,000 in additional rental income and interest expense. On March 13, 2003, the exchange offer was completed and all of the Notes were exchanged for new notes.

                                  EXHIBIT INDEX

99.1   Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).